U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REQUEST FOR WITHDRAWAL

Date of Request: July 10, 2008

VIDA LIFE INTERNATIONAL, LTD.

Nevada	20-5046886
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

7046 Kentfield Drive, Cameron Park, CA	95682
(Address of principal executive offices)	(Zip Code)

Securities Act file number to which this form relates: 0-53237

Item 1. Withdrawal of Form 1012G.

On May 14, 2008, Vida Life International, Ltd., a Nevada corporation (“Company”), voluntarily filed a registration statement on Form 1012G with the Securities and Exchange Commission, which registration statement was amended on May 15, 2008 and June 17, 2008. The registration statement will become effective by operation of law on July 14, 2008, before the Company has had adequate time to respond to comments of the Commission staff received July 9, 2008. Accordingly, the Company (i) is filing this Request for Withdrawal in order to prevent such premature effectiveness and (ii) will refile its registration statement on Form 1012G; such registration statement will incorporate the revisions effected by the Company in response to the aforesaid July 9, 2008 staff review comments.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, Vida Life International, Ltd. has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Cameron Park, State of California, on the 10th day of July, 2008.

VIDA LIFE INTERNATIONAL, LTD.

By:	/s/ J.C. Jordan
J.C. Jordan
Title : President and CEO